Exhibit 99.3

JAMES STAFFORD

James Stafford

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada, V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

*Incorporated professional, James Stafford, Inc.

PRIVATE AND CONFIDENTIAL

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

20 July 2009

Dear Sirs/Mesdames:

We have read the statements made by Linux Gold Corp. in the attached copy of Notice of Change of Auditor dated 20 July 2009, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated 20 July 2009.

Yours truly,

“Bradley Stafford”

James Stafford Chartered Accountants

Vancouver, 20 July 2009